ANSLOW & JACLIN, LLP	RICHARD I. ANSLOW
Counselors at Law	EMAIL: RANSLOW@ANSLOWLAW.COM

GREGG E. JACLIN
EMAIL: GJACLIN@ANSLOWLAW.COM

January 19, 2006

Daniel H. Morris, Esq.

U.S. Securities and Exchange Commission

101 F Street

Mail Stop 3561

Washington, D.C. 20549

Re:

EP Global Communications, Inc. (the “Company”)

Amendment No. 2 to Registration Statement on Form SB-2

Filed on December 30, 2005

File No. 333-129153

Dear Mr. Morris:

We represent the Company. We are in receipt of your letter dated and January 17, 2006 and the following sets forth the responses to same:

Calculation of Registration Fee

1.

We note your response to prior comment 4.  However, it does not appear that you revised the financial statements as noted in your response letter dated December 30, 2005.  As such, we reissue our prior comment.

Answer:

The financial statements have been revised as set forth in our previous comment 4.  Specifically note 6 has been revised to state that 206,666,666 shares are being registered.

Plan of Operation, page 9

2.

We note your response to prior comment 7.  However, please tell us and ensure that you clarify your disclosures to indicate that the Army will be receiving the funding, should it be approved, and whether you have a written contract with the Army to receive these funds.  If you do not have a written contract, clarify that these amounts can be spent at the Army’s discretion unless you reach an agreement with them.

Answer:

This section has been revised to disclose that under the appropriation request, the Army would receive $1,000,000 and then develop a contract for delivery of service with EP Global for that approximate value. In addition, this section has been revised to disclose that the appropriation has been approved by both houses of Congress and signed by the President and that preliminary discussions have been had with Army personnel relative to the elements of a contract that is to be developed between EP Global and the Army.  The Company has been advised that the actual contract development is expected to take 90 -120 days which would mean that funding for the programs to be undertaken could occur in the late spring to early summer of 2006.

Liquidity and Capital Resources, page 13

3.

We note your response to prior comment 10.  Although your investors have indicated that they do not expect to seek liquidated damages, we note that it remains their right to do so.  Accordingly, we believe that your disclosure should be modified to reflect the potential consequences of your failure to file a proxy or information statement prior to October 21.

Answer:

This section has been revised to disclose that although the investors have indicated that they do not expect to seek liquidated damages, it remains their right to do so and to reflect the potential consequences of the Company’s failure to file the proxy prior to October 21, 2005.

Executive Compensation, page 36

4.

Please review this section to provide updated information for the fiscal year ended December 31, 2005.  See Item 402(a)(1) of Regulation S-B.

Answer:

This section has been revised to provide updated information for the fiscal year ended December 31, 2005.

Undertakings, page 112

5.

Please update this section consistent with the requirements of revised Item 512 of Regulation S-B.

Answer:

This section has been updated to be consistent with the requirements of revised Item 512 of Regulation S-B.

Legal Opinion

6.

We note that your authorized shares had not been increased to cover the number of shares being registered as of the date of your legal opinion.  Please revise accordingly.

Answer:

As discussed, this amendment was filed without the legal opinion.  On Monday, January 23, 2006, the Company will file an amendment to the Company’s articles of incorporation increasing the authorized shares of common stock of the Company to 500,000,000 shares in accordance with the proxy rules at which time such shares can be legally issued.

7.

Please revise your opinion to reflect the fact the shares covered are issuable, and not yet “legally issued” as currently indicated.

Answer:

Our opinion has been revised to reflect that the shares covered are issuable, and not yet “legally issued” as currently indicated.

Very truly yours,

ANSLOW & JACLIN, LLP

BY: s/s ANSLOW & JACLIN, LLP

ANSLOW & JACLIN, LLP